May 5, 2006

From:
Frank R. Evanshen
President
WordLogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7

To:
Daniel L. Gordon
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Subject:
WordLogic Corporation
Form 10-KSB for the year ended December 31, 2005
Filed April 13, 2006
File Number 000-32865

Reference:
U.S. Securities and Exchange Commission letter dated April 28, 2006;
re: comments pertaining to the subject filing.

WordLogic Corporation provides response to each comment received from your referenced letter dated April 28, 2006. The format used herein presents your comments essentially as received, with each of our responses keyed to each comment by clear designation as a response.

Management’s Discussion and Analysis or Plan of Operation Financial Condition and Results of Operations
1.	Please revise in future filings to discuss any known trends or events that are expected to impact your revenues or income from continuing operations and the causes of any material changes in individual line items on the statements of operations. Refer to Item 303(b)(1) of Regulation S-B.

RESPONSE:

Future filings will contain discussion of any known trends or events that are expected to impact revenues of income from continuing operations and the causes of any material changes in individual line items on the statements of operations.

Consolidated Statements of Operations, page 17

2.	It is not appropriate to present stock-based compensation as a single line item in your statement of operations without indicating the breakout of expense amongst the other expense categories presented. Please revise to allocate compensation expense between the appropriate expense categories and provide additional disclosure by 1) parenthetically noting the amount of stock- based compensation included in each expense line item, 2) parenthetically noting the amount of stock-based compensation that has been excluded from a particular expense line item, or 3) breaking out the stock-based compensation from other charges with a specific expense line item.

RESPONSE:

We revised the Consolidated Statement of Operations to reflect general and administrative charges net of $204,458 stock-based compensation. We also expanded general and administrative expenses in Note 1 on page 22 to reflect salaries are net of $176,000 stock-based compensation and that professional fees are net of $28,458 stock-based compensation.

WORDLOGIC CORPORATION AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

			May 27, 2003
			(Inception)
		For the Years Ended	Through
	December 31, 2005	December 31, 2004	December 31, 2005

Royalty revenue	$12,302	$7,730	$25,005

Operating expenses:
Stock-based compensation (Note 5):
Common stock options, employees	176,000	10,344	186,344
Common stock options, non-employees	28,458	40,451	68,909
Rent, related party (Note 2)	86,138	72,908	174,805
General and administrative
(net of $204,458, $50,795, and $243,714,
respectively, stock-based compensation)	592,887	315,070	1,178,469
Research and development	331,855	181,443	597,890

Total operating expenses	1,215,338	620,216	2,206,417

Loss from operations	(1,203,036)	(612,486)	(2,181,412)

Other income (expenses):
Interest income	-	1,760	1,760
Interest expense:
Related parties (Note 2)	(8,219)	(19,763)	(42,596)
Beneficial conversion (Note 4)	(8,449)	(29,718)	(121,888)
Other	(57,131)	(57,130)	(122,950)
Gain on restructure of debt	12,695	51,945	64,640

Loss before income taxes and
extraordinary item	(1,264,140)	(665,392)	(2,402,446)

Income tax provision (Note 7)	-	-	-

Loss before extraordinary item	(1,264,140)	(665,392)	(2,402,446)

Net extraordinary gain on litigation settlement,
less applicable income taxes of $-0- (Note 6)	-	1,600,000	1,600,000

Net income (loss)	$(1,264,140)	$934,608	$(802,446)

Basic income (loss) per share:
Loss before extraordinary item	$(0.06)	$(0.03)

Extraordinary gain	$-	$0.07

Net income (loss)	$(0.06)	$0.04

Diluted income (loss) per share:
Loss before extraordinary item	$(0.06)	$(0.03)

Extraordinary gain	$-	$0.07

Net income (loss)	$(0.06)	$0.04

Weighted average common shares outstanding
Basic	22,136,871	21,979,496

Diluted	22,136,871	23,375,422

WordLogic Corporation
(A Development Stage Company)

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

The following represents the changed portion of Note 1:

General and Administrative Expenses

General and administrative expenses consist of the following:

			May 27, 2003
			(Inception)
	For the Years Ended		Through
	December 31,		December 31,

	2005	2004	2005

Salaries (net of $176,000, $10,344, and $186,344
respectively, stock-based compensation)	$311,132	$174,421	$ 536,771
Professional fees (net of $28,458, $40,451, and
$68,909, respectively, stock-based compensation)	151,399	98,609	272,450
Other G & A expense	130,356	42,040	369,248

	$592,887	$315,070	$ 1,178,469

Notes to Consolidated Financial Statements Note 4 – Notes Payable Convertible Note Payable, page 25
3.	We note that the convertible promissory notes outstanding are convertible into shares of your company’s common stock at a conversion price equal to 85% of the stock’s market value on the date of the advance. In this regard, the value of the shares due upon conversion is fixed at 117.65% of the face value of the notes. It appears that the debt instrument contains an embedded put option. Please tell us what consideration you gave to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS 133 when determining the proper accounting treatment for this feature in your convertible debt instrument. It appears that this falls under the provisions of SFAS

133 and not EITF 98-5.

RESPONSE:

We considered the application of SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS 133, however we believe the exception of SFAS 133, paragraph 11(a) applies and therefore we accounted for the beneficial conversion feature under EITF 98-5.

SFAS 133 Implementation Issue B16 sets forth criteria for determining whether calls and puts are considered clearly and closely related to the debt host contract. If the put or call is not considered to be clearly and closely related to the debt host contract, it should be accounted for under the provisions of paragraph 61(d) of Statement 133.

If the convertible promissory notes contained a put option, that option would be indexed to the issuer’s equity and it would not be clearly and closely related to the debt host contract.

Paragraph 12 of SFAS 133 describes the criteria for separating the embedded derivative from a host contract. The first criterion examines whether the embedded derivative instrument is not clearly and closely related to the economic characteristics and risks of the host contract. In this instance, the host contract is debt and the potential derivative is equity. The second criterion requires that the embedded derivative and host contract are not remeasured at fair value with changes in fair value reported in earnings as they occur. The third criterion states that a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS 133. However, that criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150. If the potential embedded derivative was a separate instrument, it would be classified in stockholders’ equity.

Paragraph 13 states that an embedded derivative instrument in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid or received on an interest-bearing host contract is considered to be clearly and closely related to the host contract unless either the hybrid instrument can be settled in a way that the holder would not recover substantially all of its initial recorded investment or there is a possible interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return.

SFAS 133, paragraph 11(a) states that the reporting entity shall not consider contracts to be derivative instruments for purposes of this Statement which are issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. As discussed above, the host contract is a debt instrument, the potential embedded derivative is an equity instrument which is indexed to its own stock and classified in the stockholders’ equity.

WordLogic Corporation will file an amended 10-KSB upon achieving satisfactory responses to these and any subsequent comments on our original report.

In connection with our response to your comments, WordLogic Corporation acknowledges that;

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, WordLogic Corporation is advised that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in review of filings or in response to comments on our filings.

Sincerely,
WordLogic Corporation

Dated: May 5, 2006	/s/	Frank R. Evanshen

Frank R. Evanshen, President